Effective December 2, 2013

ENVIRONMENTAL WHISTLEBLOWER POLICY

Scorpio Tankers Inc. (the “Corporation”) is committed to high standards of environmental compliance by itself, its employees, and by all entities with whom it engages in business (for purposes of this Policy, “Affiliates”). The Corporation values input from its employees and expects all its directors, officers, employees, subsidiaries, representatives, managers, and Affiliates to adhere to a high standard of environmental compliance and to avoid any conduct that might reflect unfavourably upon the Corporation, its personnel, Affiliates, or activities. In line with the Corporation’s commitment to open communication, the Compliance Committee of the Board of Directors of the Corporation (the “Committee”) has adopted this whistleblower policy (the “Policy”) to provide an avenue for employees, directors, officers, contractors, subcontractors, and Affiliates and their respective employees, directors and officers (collectively, “Covered Personnel”) to raise concerns without fear of retaliation for reports made in good faith.

I.	Scope

This Policy shall encompass:

•	The receipt, retention, and treatment of complaints, whether or not in anonymous form, received by the Corporation relating to vessel operational matters, especially environmental management (“Environmental Matters”); and

•	The receipt, retention, and treatment of complaints, whether or not in anonymous form, received by an Affiliate concerning Environmental Matters related in any way to operations with, for, or in connection with the Corporation.

Environmental Matters shall include but not be limited to, the following:

•	Violations of the International Convention for the Prevention of Pollution From Ships (“MARPOL”) or of any national law implementing MARPOL, whether intentional, accidental, or otherwise;

•	Violations of any other environmental laws or regulations imposed by any flag state, port state, or local jurisdiction;

•	Violations of any policy implemented by the Corporation or any Affiliate in connection with environmental compliance or vessel operations matters;

•	Any falsification, alteration, or intentional omissions in any records, documents, or data related to environmental compliance or vessel operation matters;

•	Any tampering with, disabling of, or other improper treatment of any environmental compliance equipment, such as oily water separators, incinerators, oil discharge monitoring equipment, oil content monitors, or similar equipment; and

•	Any false statements or representations made to any government official carrying out an inspection, investigation or other official duties related to marine operations or environmental compliance, or any destruction or concealment of evidence, or tampering with witnesses.

II.	Submission of complaints

The Corporation will continue to encourage Employees in the first instance to address their concerns with their immediate supervisor or point of contact with the organization. As it pertains to seafarers, this would include the normal ‘chain of command’ including shore representatives such as the Technical or Marine Superintendent, the Designated Person Ashore, or the dedicated Environmental Manager. Management will also maintain an ‘open door policy’ to address individuals’ complaints for resolution internally whenever possible.

For cases where the individual feels that he or she cannot submit concerns through “usual channels,” the Corporation has selected EthicsPoint to provide a means for individuals to submit concerns regarding, Accounting Matters, Environmental Matters and Ethics Matters. EthicsPoint provides the Corporation with a website and a telephone hotline:

•	Website: www.scorpiotankers.ethicspoint.com

•	Telephone hotline: #1-866-879-0839

III.	treatment of complaints

The general counsel of the Corporation (the “General Counsel”) shall be designated by the Committee as the point of contact for concerns submitted via EthicsPoint related to Environmental Matters. He shall report such concerns directly to the and the Compliance & Regulatory Committee (“Compliance Committee”). In addition, concerns related to Environmental Matters involving Affiliates shall be reported to such Affiliate’s designed official for such matters. The Compliance Committee may direct additional actions, investigations (whether internal or external), or the use of additional resources such as outside counsel or other advisors, in its sole discretion. When requested by the party submitting the complaint, confidentiality will be maintained to the fullest extent possible consistent with the need to conduct an adequate review and applicable privacy laws.

The Corporation will not discharge, demote, suspend, threaten, harass or in any manner discriminate against any Covered Personnel in the terms and conditions of employment based upon any lawful actions of such Covered Personnel with respect to good faith reporting of complaints; and the Corporation shall not permit any Affiliate to do so, to the extent the Corporation may impose such requirements on Affiliates.

IV.	reporting and record retention

At each meeting of the Compliance Committee, the General Counsel shall review any complaints received since the previous meeting, and reference to this review shall be included in the Minutes of the meeting. The General Counsel shall also be responsible for verifying and maintaining the EthicsPoint website and telephone hotline.

Specific Complaints may require the immediate attention of the Compliance Committee. If the General Counsel receives a complaint that the General Counsel deems both credible and material in its allegations and reasonable consequences for the Corporation, the General Counsel shall immediately contact the Chairman of the Compliance Committee.

V.	amendments

The Committee shall review the Policy annually and may amend it at any time, consistent with requirements of applicable laws, rules and regulations.